UNIT
SECURITIES AND E
Washing

08028568

SEC Mail Processing Section
FEB 29 2008
Washington, DC
103

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47154

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Dale K. Ehrhart, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 West Venice Avenue, Suite 10
(No. and Street)

Venice, (City) Florida (State) 34285 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gladys (Mick) Gette, Ed.D. (941) 485-8220
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CPA Associates
(Name - if *individual, state last, first, middle name)*

1301 Sixth Avenue West, Suite 600 (Address) Bradenton, (City) Florida (State) 34205 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 4 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Mick Gette, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dale K. Ehrhart, Inc. as of December 31, 20 07 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Corporate Treasurer
Title

Notary Public

KATHRYN L. NEWSOME
MY COMMISSION # DD 492780
EXPIRES: March 19, 2010
Bonded Thru Notary Public Underwriters

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) A report on Independent Auditors' on Internal Control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DALE K. EHRHART, INC.

FINANCIAL STATEMENTS

December 31, 2007 and 2006

CONTENTS

CPA ASSOCIATES
Certified Public Accountants
and Consultants

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholders
Dale K. Ehrhart, Inc.
Venice, Florida

We have audited the accompanying statements of financial condition of Dale K. Ehrhart, Inc. as of December 31, 2007 and 2006, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dale K. Ehrhart, Inc. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements of Dale K. Ehrhart, Inc. taken as a whole. The supplementary information listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

CPA Associates

Bradenton, Florida
February 20, 2008

DALE K. EHRHART, INC.
STATEMENTS OF FINANCIAL CONDITION

		December 31, 2007	December 31, 2006
ASSETS			
Cash and cash equivalents	$	107,946	53,586
Commissions and other receivables		1,218	889
Property and equipment - net		23,270	24,882
Prepaid expenses		47,758	34,590
Other assets		935	935
TOTAL ASSETS	$	181,127	114,882
LIABILITIES AND STOCKHOLDERS' EQUITY			
LIABILITIES			
Accounts payable	$	10,811	24,479
STOCKHOLDERS' EQUITY			
Common stock		150	150
Additional paid in capital		339,662	339,662
Accumulated deficit		(169,496)	(249,409)
		170,316	90,403
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	181,127	114,882

See accompanying notes.

DALE K. EHRHART, INC.
STATEMENTS OF INCOME

	Year Ended December 31, 2007	2006
REVENUES		
Management fees	$ 2,809,609	2,870,601
Commissions	18,895	26,837
Interest, dividends, and other	39,323	47,042
TOTAL REVENUES	2,867,827	2,944,480
EXPENSES		
Employee leasing expense	1,298,747	1,240,592
Referral fees	630,036	855,158
Clearing charges	124,316	135,900
Market data services	72,660	73,840
Travel	56,776	62,074
Licenses and taxes	20,682	22,145
Consulting	117,122	57,086
Telephone	12,959	20,264
Depreciation	14,248	23,705
Office supplies and equipment	15,271	15,346
Postage	26,602	28,907
Errors and refunds	10,453	50,550
Disposal of property and equipment	6,358	--
Other operating expenses	371,684	317,591
TOTAL EXPENSES	2,777,914	2,903,158
NET INCOME	$ 89,913	41,322

See accompanying notes.

DALE K. EHRHART, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	COMMON STOCK	ADDITIONAL PAID IN CAPITAL	ACCUMULATED DEFICIT	TOTAL STOCKHOLDERS' EQUITY
BALANCES, January 1, 2006	$ 150	339,662	(250,731)	89,081
Net income	--	--	41,322	41,322
Distributions to stockholders	--	--	(40,000)	(40,000)
BALANCES, December 31, 2006	150	339,662	(249,409)	90,403
Net income	--	--	89,913	89,913
Distributions to stockholders	--	--	(10,000)	(10,000)
BALANCES, December 31, 2007	$ 150	339,662	(169,496)	170,316

See accompanying notes.

DALE K. EHRHART, INC.
STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2007	2006
Cash flows from operating activities:		
Net income	$ 89,913	41,322
Adjustments to reconcile change in net assets before capital additions to net cash provided by operating activities:		
Depreciation	14,248	23,705
Loss on disposal of property and equipment	6,358	--
(Increase) decrease in:		
Commissions receivable	(329)	1,106
Prepaid expenses	(13,168)	(34,590)
Increase (decrease) in:		
Accounts payable	(13,668)	12,679
Net cash provided by operating activities	83,354	44,222
Cash flows from investing activities:		
Collections on note receivable	--	5,241
Purchases of property and equipment	(18,994)	(5,510)
Net cash used by investing activities	(18,994)	(269)
Cash flows from financing activities:		
Distributions to stockholders	(10,000)	(40,000)
Net cash used by financing activities	(10,000)	(40,000)
Net increase in cash	54,360	3,953
Cash and cash equivalents, beginning of year	53,586	49,633
Cash and cash equivalents, end of year	$ 107,946	53,586

See accompanying notes.

NOTE A – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: Dale K. Ehrhart, Inc. (the Company) operates as an introducing broker-dealer in securities in Venice, Florida and is registered with the Securities and Exchange Commission, the Florida Division of Securities, and the National Association of Securities Dealers, Inc. Its recordkeeping is in accordance with the rules and regulations prescribed by these agencies. The Company's primary source of revenue is providing investment advisory services to customers who are predominately middle to upper income individuals.

Cash and Cash Equivalents: For the purposes of the statement of cash flows, the Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents. The Company had no cash equivalents during 2007 or 2006.

Property and Equipment: Property and equipment are stated at cost. Depreciation is provided on a straight line and accelerated basis using an estimated useful life of three to seven years. Expenditures for maintenance and repairs that do not extend the useful lives of the related assets are expensed as incurred.

Management Fees and Commissions: Management fees revenues are recognized on a trade date basis. Commission revenues and related expenses have been accrued on a trade date basis.

Concentration of Credit Risk: The Company's business activities involve trading and settlement of securities. Sales of securities are made to the Company's customers in the ordinary course of business through the Company's clearing broker and through other arrangements with Fidelity Investments, Inc. and Charles Schwab & Co, Inc. The Company's customer base extends throughout the various regions of the United States. The Company does not anticipate any credit loss in the near term.

At December 31, 2007 and 2006, the Company maintained its cash at a financial institution in bank deposits which at times may exceed federally insured limits. The Company has not experienced any losses on such accounts. The Company believes it is not exposed to any significant risk on cash. All cash balances were fully insured at December 31, 2007 and 2006.

Income Taxes: The stockholders have elected under Section 1362 of the Internal Revenue Code and a similar section of the Florida Income Tax Law to be treated as an S Corporation for federal and state income tax purposes. The effect of this election provides that, in lieu of corporate income taxes, the stockholders are taxed on their proportionate share of the Company's taxable income. Accordingly, no provision for income taxes is reflected in the accompanying financial statements.

Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE B – PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31:

		2007	2006
Computer equipment and software	$	63,701	228,887
Office furniture		1,859	19,414
		65,560	248,301
Accumulated depreciation and amortization		(42,290)	(223,419)
	$	23,270	24,882

NOTE C – RELATED PARTY TRANSACTIONS

The Company leases the offices used in its operations from a related party, Venco Management, on a month-to-month basis at a current annual rental of $47,990 and $36,046 in 2007 and 2006, respectively. The Company is responsible for the normal operating expenses including repairs and maintenance.

The Company has an agreement with Empulse Services, LLC to provide employee services and other management services as needed. Empulse Services, LLC was paid approximately $1,320,000 and $1,220,000 in 2007 and 2006, respectively. The Corporations are related parties due to their common ownership.

The Company had an agreement with DKE-Commerce, Inc. which expired during 2007, to provide accounting and information technology services. DKE-Commerce, Inc. was paid approximately $77,000 and $101,000 in 2007 and 2006, respectively. The Corporations are related parties due to their common ownership.

During 2007 and 2006, the Company received management fees of approximately $310,000 and $0, respectively, from Tillman Hartley, LLC. Additionally, during 2007 and 2006, the Company paid referral fees to Tillman Hartley, LLC of approximately $0 and $93,000, respectively. The Corporations are related parties due to their common ownership.

During 2007 and 2006, the Company paid fees for internet services to DKE Digital Resources, Inc. of approximately $19,000 and $10,000, respectively. The Corporations are related parties due to their common ownership.

During 2007, the Company paid consulting fees to DKE Financial, Inc. of approximately $15,000. The Corporations are related parties due to their common ownership. There were no such services provided during 2006.

The company issued a note to Allied Advisors in the amount of $25,000 in 2003. The Corporations are related parties due to a common owner. The loan was paid in full during 2006.

NOTE D – NET CAPITAL RULE

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires that the Company maintain "Net Capital" equal to the greater of the aggregate indebtedness divided by 15 or $5,000. It also requires that under the aggregate indebtedness method, a broker-dealer is not permitted to allow its aggregate indebtedness to exceed 15 times its adjusted net capital. At December 31, 2007 and 2006, the Company's "Net Capital" was $97,904 and $29,996, respectively.

At December 31, 2007 and 2006, the Company's "Excess Net Capital" was $92,904 and $24,996 respectively. The "Required Net Capital" was $5,000, which the Company exceeded. At December 31, 2007 and 2006, the Company's aggregate indebtedness was less than adjusted net capital.

On November 3, 1998, the Securities and Exchange Commission (SEC) issued a No-Action Letter to clarify its position under SEC Rule 15c3-1 (Net Capital Rule) regarding the capital treatment of assets in the proprietary account of an introducing broker/dealer (PAIB) held by a clearing broker/dealer. This letter allows introducing broker/dealers to include PAIB assets as allowable assets in their net capital computations, provided the clearing broker/dealer adheres to the provisions, procedures, and interpretations set forth in the letter including the establishment of a separate reserve account for PAIB assets in accordance with the SEC Rule 15c3-3. The effective date of the letter was June 1, 1999.

The Company, pursuant to the above SEC Rule and letter, has entered into a PAIB agreement as an addendum to the fully disclosed clearing agreement with First Clearing Corporation.

NOTE E – COMMON STOCK TRANSACTIONS

As of December 31, 2007 and 2006, the Company has common stock with a $1 par value. There were 1,000 shares authorized with 150 shares issued and outstanding.

SUPPLEMENTARY INFORMATION

DALE K. EHRHART, INC.
SCHEDULES OF OTHER OPERATING EXPENSES

	Year Ended December 31, 2007	2006
OTHER OPERATING EXPENSES		
Advertising and promotion	$ --	20,688
Equipment repair and maintenance	88,870	101,460
Legal and accounting	89,435	69,056
Rent	56,022	45,168
Insurance	43,393	23,572
Equipment/furniture rental	30,646	14,587
Education and training	25,856	5,011
Meals and entertainment	9,055	10,921
Donations and contributions	6,900	6,900
Dues, memberships, and subscriptions	9,371	9,923
Utilities	8,594	8,355
Printing	3,542	1,950
TOTAL OTHER OPERATING EXPENSES	$ 371,684	317,591

DALE K. EHRHART, INC.
COMPUTATION OF NET CAPITAL PER UNIFORM
NET CAPITAL RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

	December 31, 2007	December 31, 2006
NET CAPITAL		
Total stockholders' equity	$ 170,316	90,403
Total stockholders' equity not allowable for net capital	--	--
Total stockholders' equity allowable for net capital	170,316	90,403
Deductions and/or charges:		
Property and equipment	(23,270)	(24,882)
Deposits	(1,384)	(935)
Prepaid expenses	(47,758)	(34,590)
NET CAPITAL	97,904	29,996
MINIMUM NET CAPITAL REQUIREMENT		
Minimum dollar requirement	(5,000)	(5,000)
EXCESS NET CAPITAL	$ 92,904	24,996
SCHEDULE OF AGGREGATE INDEBTEDNESS		
Accounts payable	$ 10,811	24,479
NET CAPITALIZATION CALCULATIONS:		
Aggregate Indebtedness Method		
Aggregate indebtedness (divided by 15)	$ 721	1,632
Net capitalization ratio (limited to a ratio of 15)	0.11	0.82

DALE K. EHRHART, INC.
RECONCILIATIONS OF COMPUTATION OF NET CAPITAL PER UNIFORM
NET CAPITAL RULE 15c3-1 TO THE COMPANY'S CORRESPONDING
UNAUDITED FORM X-17A-5, PART II FILING

	December 31, 2007	December 31, 2006
NET CAPITAL		
Net Capital per Company's Part II unaudited FOCUS report	$ 97,904	29,996
Nonallowable assets previously reported as allowable:		
Audit adjustments	--	--
NET CAPITAL PER COMPUTATION	$ 97,904	29,996

DALE K. EHRHART, INC.
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PER RULE 15c3-3
DECEMBER 31, 2007 AND 2006

For 2007 and 2006, the Company is not required to maintain a "special reserve account for the exclusive benefit of customers" as it is exempt under (k)(2)(ii): all customers' transactions are cleared through First Clearing Corporation.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors and Stockholders
Dale K. Ehrhart, Inc.
Venice, Florida

In planning and performing our audit of the financial statements and supplementary information of Dale K. Ehrhart, Inc. (the Company) as of and for the years ended December 31, 2007 and 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications, and comparisons, and the recording of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System or in obtaining or maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and the related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's abovementioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007 and 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CPA Associates

Bradenton, Florida
February 20, 2008

END